Exhibit 99.6

Amended 2009 Ethics Policy

TELUS ETHICS POLICY

February 2009

TELUS Ethics Policy

Table of Contents

Introduction	4
Responsibilities	5
Team TELUS	5
Compliance/Exceptions	5
Managers	6
Senior Managers (directors and above)	6
TELUS Board of Directors Members and Employees who represent TELUS as Directors on other organization boards	6
Ethics Office	6
Integrity Work Group	6
Ethical Decision Making	7
1. Questions to Ask Yourself	7
2. Review Guidelines and Policies	7
3. Talk to Your Manager	8
4. Expert Assistance	8
5. TELUS EthicsLine	8
6. Last Resort Resolution	10
Ethical Guidelines	11
Customer and Team TELUS Information	11
Privacy of Communications	11
Confidentiality of Information	11
Integrity	14
Personal and Corporate Integrity	14
Human Rights	14
Proprietary Rights and Assets of Others	14
Compliance with Laws	15
International Operations	15
Public Safety	15
Environment	15
Political Activities	15
Company Assets	18
Company Information	18
Public Disclosure	18
Business Records	19
Financial Transactions	19
Property	19
Intellectual Property	20
Personal Use of Communication Devices	20
Conflict of Interest	23
Relationships	23
Competition	24
Future Business	24
Outside Demands	25
Information	25
Insider Trading	25
Gifts and Benefits	25
Dealing with Suppliers, Contractors, Consultants and Agents	30
Selecting Suppliers, Contractors, Consultants and Agents	30
Adherence to applicable TELUS policies	30

All TELUS team members:

Central to TELUS’ purpose is to make the future friendly for our stakeholders.  One of the critical elements in realizing this ambition is to ensure our individual and collective reputation is above reproach.  How we work is just as important as what we do.  Our goal is to demonstrate the highest level of ethics and integrity in our business dealings with all stakeholders (customers, shareholders, suppliers, colleagues and our communities).  This is a corporate priority and a shared responsibility for all TELUS team members as each one of our actions and decisions affect our company and its reputation.

This Ethics Policy outlines the responsibilities and guidelines that describe the ethical standard expected of all team members. In addition, it provides a decision making process supporting the resolution of ethical issues and identifies members of the TELUS team who are available for help and advice.  Case studies are provided to illustrate how ethical responsibilities and guidelines apply in everyday situations.

Please read this document carefully and make it an integral part of the way you conduct business at TELUS. You play an important role in representing our organization.  Guided by these ethical standards, we build trusted relationships with our customers, shareholders, suppliers, fellow team members and the communities in which we live, work and serve.

Darren Entwistle

President and Chief Executive Officer

Robert McFarlane

Executive Vice-President and Chief Financial Officer

Josh Blair

Executive Vice-President, Human Resources

Introduction

This Policy applies to all of TELUS, including members of the Board of Directors, officers and employees of TELUS Corporation and its subsidiaries (referred to as Team TELUS or team members).

It is not intended that there be any waivers to this Policy. In the unlikely event that a waiver is considered and granted for an executive officer or member of the Board of Directors, it must receive prior approval by the Board of Directors or their delegate.  The delegate must be a Board committee.  In such circumstances, any waivers granted to members of the Board of Directors or executive officers must be disclosed subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information. In the unlikely event that a waiver is considered for team members other than an executive officer or a member of the Board of Directors, prior approval must be received from the SVP General Counsel & Corporate Secretary together with the VP Risk Management & Chief Internal Auditor and must be promptly reported to the Audit Committee of the Board of Directors.

In reviewing this Policy, team members are reminded that TELUS reserves the right to vary, revoke or amend any terms of the Policy as is required by the needs of the business.  TELUS will notify team members of any amendments to the Ethics Policy prior to the changes becoming binding. Nevertheless, team members are encouraged to periodically review this Policy (at least annually) in order to remain familiar with its terms.  To assist this review, team members are required to complete the ethics training module each year.  The Ethics Policy constitutes a term of the employment contract.

This Policy is available on the Company’s intranet and is publicly available on the Company’s website, at about.telus.com/governance/ethics.html.

Responsibilities

Team TELUS

All members of the TELUS team are expected to act honestly in all dealings, comply with the laws and regulations governing our businesses, and maintain an ethical work environment. This standard requires that each member of our team understand and apply the guidelines in this policy to everyday actions and decisions.

At TELUS, we not only do things right, but we should strive to do the right things.  Each member of our team takes responsibility for their actions including:

•                  Observance of the guidelines outlined in this and other company policies wherever in the world we are working

•                  Compliance with applicable local laws and regulations

All business activities should be able to stand up to possible public scrutiny and further investigation if required.

The guidelines in this policy are based upon generally accepted standards of ethical business conduct and applicable civil and criminal laws. The absence of a guideline covering a particular situation does not relieve any of us from the responsibility for acting ethically.

Team TELUS members, or any person acting under the direction thereof, are prohibited from directly or indirectly taking any action to improperly influence, coerce, manipulate or mislead the Company’s external or internal auditors or their representatives.

Compliance/Exceptions

In situations where the right ethical behaviour is unclear, or where there may be the appearance of a contravention of these guidelines, we support each other in seeking advice and clarification.  If you are unsure as to the ethical course of action, you should first discuss the situation with your manager or the applicable department identified in this policy.

If you become aware of a possible violation of the Ethics Policy you are required to report this to the Director - Ethics and Controls Compliance.  For more details please refer to the TELUS EthicsLine section.  Members of the TELUS Board of Directors may also advise the Chair of the Board of potential violations. The Chair will refer the matter to the Director — Ethics and Controls Compliance for investigation, resolution and reporting.

Failure to act in accordance with the guidelines outlined in this policy may have consequences for the individual, may create potential harm to TELUS’ reputation and brand, and may put TELUS at risk for legal penalty. Individual consequences may include disciplinary action, up to and including dismissal as well as civil and criminal penalties.  Corporate consequences may include civil and criminal penalties. Therefore, please regard the requirement to understand and to act in accordance with the TELUS Ethics Policy as a most serious matter.

Managers

In addition to the aforementioned responsibilities, TELUS managers have the additional responsibility to:

•                  Be familiar with the TELUS Ethics Policy and resolution procedures

•                  Promote and maintain a climate in which honest, ethical and legal business conduct is the norm

•                  Encourage open discussion and resolution of all business concerns

•                  Accept and investigate reports of possible business misconduct

•                  Maintain, without compromise, our ethical standards in achieving goals and objectives, no matter how important the goal or objective may be

•                  Review the Ethics Policy with teams and colleagues on a regular basis (at least annually)

Senior Managers (directors and above)

In addition to the aforementioned responsibilities, TELUS team members who have roles regarding internal controls and financial reporting and disclosure controls have, as outlined in the Policy on Corporate Disclosure and Confidentiality of Information, the responsibility to make full, fair, accurate, timely and understandable disclosure in reports and documents that TELUS files with, or submits to, securities commissions and in other public communications made by TELUS.

TELUS Board of Directors Members and Employees who represent TELUS as Directors on other organization boards

In addition to the aforementioned responsibilities, but subject to the requirement that such individuals comply with their fiduciary obligations as a director of another organization, TELUS Board members have the responsibility to notify the Chair of the Board of TELUS or, in case of TELUS employees who represent TELUS on the Boards of other organizations, the TELUS Integrity Work Group of any potential perceived conflict of interest or other Ethics Policy issues which arise during the course of their Board service.  In providing such notice, team members should exercise due care to ensure that they act in compliance with their obligations to the other organization and, for example, do not disclose to TELUS any confidential information of such other organization.

Ethics Office

The Ethics Office is established to provide Team TELUS with a resource regarding ethical matters.  This Office conducts investigations, provides advice on ethical dilemmas, develops ethics training, establishes and updates appropriate policies, guidelines and processes for TELUS’ expected standards of business conduct, and reports on EthicsLine complaints to the Audit Committee of the Board of Directors on a quarterly basis.

Integrity Work Group

An Integrity Work Group oversees the Ethics Policy and annual reporting to senior management and the Audit Committee of the TELUS Board of Directors. If an ethical issue is unresolved, as a body of last resort, the Integrity Work Group is available to discuss and guide issue resolution and provide input on any ethical situations brought forward. Members of the Integrity Work Group include representatives from Risk

Management, Human Resources, Legal Services, Compliance Office and Corporate Security.

Ethical Decision Making

This policy reflects our commitment to high standards of ethical behaviour in our professional and business dealings. The TELUS Ethics Policy is intended as a living document that supports open and frank discussion and the satisfactory resolution of ethical dilemmas.

Each of us is responsible for striving to ensure our behaviour is ethical and for taking steps to resolve ethical dilemmas. The guidelines in this policy are provided to assist with ethical decision-making. As business becomes increasingly complex, the policy cannot provide guidance about every possible situation.  In these circumstances, discuss your situation with your manager or with colleagues to determine the appropriate, ethical course of action.

If you would like to discuss ethics further or have a dilemma with which you would like help, follow the process below, stopping at the point at which your situation has been resolved.

1.  Questions to Ask Yourself

Gather information and then determine if the situation you face is an ethical dilemma. The questions below may help to clarify your situation and ethical action.

•      What is my immediate feeling about this?

•      Does this comply with company policies and procedures?

•      Is this legal?

•      Is this an expected part of my job?

•      How would others perceive this action?

•      Would I or TELUS be embarrassed if this situation were discussed in the media?

•      Would I be putting TELUS or myself at unnecessary risk?

•      What impact would this have on my or the company’s reputation?

•      Is this taking revenue or customers away from TELUS?

2.  Review Guidelines and Policies

Review the guidelines in this policy and the case studies.  If you need further assistance, consider the following related policies as they may apply to your situation.

Signing Authority Policy

Corporate Security Policies and Corporate Security Manual(1)

Respectful Workplace Policy

Alcohol and Drug Corporate Policy

TELUS Health and Safety Policy

Environmental Policy

(1) Emergis team members are referred to Emergis security policies until otherwise notified.

TELUS Privacy Code

Corporate Credit Card Policy(2)

Corporate Disclosure and Confidentiality of Information

Insider Trading Policy

Records Retention Policy(3)

Social Media Guidelines

3.  Talk to Your Manager

Often your manager is in the best position to help you work through the dilemma. Your manager is responsible for supporting open discussion, working through the ethical questions you have, and guiding your access to further assistance as required. In situations where you are uncomfortable talking with your manager, or your manager is unable to help, you should refer to the next level of management or seek expert assistance as detailed in the next section.

4.  Expert Assistance

If you have tried the above sources but still have questions, assistance is available through designated subject matter experts in Human Resources, Legal Services, Privacy, Corporate Security, Regulatory Affairs and Corporate Accounting & Financial Reporting. Names and contact telephone numbers are listed on the company’s internal website, under Ethics. TELUS International Philippines team members should contact their Vice President for Human Resources.

5. TELUS EthicsLine

You may also contact the TELUS EthicsLine to request guidance or make a good-faith report about misconduct or a perceived violation of this Policy, another company policy or procedure or a government law or regulation, questionable business practices, potential fraud or accounting or auditing matters that may not be in compliance with this Policy.  Reports may be made anonymously.

EthicsLine is staffed by live operators from an independent company who reports the call or web contact to TELUS to enable TELUS to respond to your concerns.  It operates 24 hours a day and 7 days a week in many languages.

Phone toll free: 1-888-265-4112 in North America. See website for other international dialing instructions

Web: link from www.telus.ethicspoint.com or company intranet

Handling of the Report

For Inquiries:

The Ethics Office will assist team members in ethical decision-making by providing guidance concerning this Policy.  The Ethics Office may also refer team members to or involve subject matter experts within TELUS for assistance.  Inquiries regarding labour relations and employment matters or customer service complaints will be re-directed as indicated in the section below.

(2) Emergis team members are referred to the Emergis Travel and Expense Policy until otherwise notified.

(3) Emergis team members are referred to the Emergis Document Retention and Destruction Policy and Procedures.

For Complaints:

a)     Assessment of complaint

The Ethics Office will assess the nature of the complaint which will be conducted under the direction of Legal Services in appropriate cases.  The following matters for which other remedies exist will not be investigated by the Ethics Office and will be redirected as follows:

•                  Labour relations issues — Immediate manager or other members of management

•                  Employment matters such as promotions, remuneration, reprimands, suspensions, dismissals, harassment, discrimination  — Human Resources

•                  Customer service complaints — Customer Care or Client Care

With the exception of issues relating to union collective agreements, the Ethics Office will track all complaints, including those that are redirected to other areas of expert assistance, until they are resolved.

b)     Investigation

All reports are taken seriously. Each allegation will be promptly investigated by the Ethics Office in conjunction with subject matter experts within TELUS if necessary. The Ethics Office may request the assistance of TELUS Corporate Security or other departments for investigation of the allegation or other related issues.  If substantiated, the allegation will be resolved through appropriate corrective action and/or discipline. If you choose to identify yourself, you will be provided with feedback when the Ethics Office has completed its review. Every effort will be made to maintain confidentiality for those who contact the Ethics Office or who are accused of a breach of this Policy (although disclosure may be necessary in some cases to effectively conduct an investigation or support legal proceedings). It is expected that all reports to the Ethics Office will be made in good faith. Deliberately making false claims will result in disciplinary action.

c)     Protection for Reporting

Retaliation or retribution against a team member for contacting the Ethics Office or for assisting or participating in an investigation of a complaint violates our ethical principles and will not be tolerated. If you feel you have been retaliated against, you should contact Human Resources or the Director-Ethics & Controls Compliance immediately.

d)     Opportunity to Respond

If it has been found that a team member has breached or may likely have breached the Policy, this team member will be informed of the allegations in due course and be provided the opportunity 1) to respond to them, and 2) where appropriate, to contribute to the correction of the breach.

e)     Reporting of Breaches

Any breach of the Policy will be reported to senior management with recommendations for action.  Ethical issues reported to the Ethics Office will be summarized quarterly and reported to the Audit Committee of the Board of Directors, together with results of investigations, recommendations and management action.

f)     File Documentation

Records of the report and investigation, including contents of meetings, interviews, results of investigations and other relevant material, will be maintained by the Ethics Office in a separate file, and managed in accordance with the TELUS Privacy Code and Record Retention Policy. Disclosure of information will be strictly limited on a need-to-know basis.

6.  Last Resort Resolution

If an ethical issue remains unresolved, the Integrity Work Group is available as the body of last resort to discuss the issue and guide the resolution of any conflict of interest or other ethical situation brought forward.  Members of the Integrity Work Group are drawn from Risk Management, Human Resources, Legal Services, Compliance Office and Corporate Security.  Their names and contact telephone numbers are listed on the company’s internal website, under Ethics.

The Integrity Work Group has a reporting relationship with the Audit Committee of the Board of Directors to ensure compliance with this Policy, and a process for reporting potential breaches of the Policy through the Director — Ethics & Controls Compliance without fear of retribution.

Ethical Guidelines

Customer and Team TELUS Information

Privacy of Communications

As a telecommunications service provider we may have access to content of communications transmitted on our facilities.  We protect the privacy of customer communications, ensuring no tampering, intrusion or disclosure except as authorized by law. This includes ensuring the content, nature and existence of telephone calls and data transmissions are not released to third parties.

A team member may intercept a private communication only when such interception is necessary for the purpose of providing the service, for the purpose of quality control checks, to protect the company’s facilities from fraudulent abuse, or when authorized by law.

If a team member comes across a suspected illegal activity (e.g. child pornography) in the course of their work, they should report it to Corporate Security who will determine the appropriate course of action such as reporting to the appropriate authority.

Confidentiality of Information

We respect customer and team member related information and protect its security, confidentiality and integrity. The definition of ‘customer’ includes our direct customers, customers who are also our competitors, third party customers (customers of our clients), and may include team members who are also our customers. All customer and team member personal information is confidential and may not be disclosed except as outlined in the TELUS Privacy Code and permitted by law or by applicable regulations.

Access to customer and team member personal information is strictly controlled on a “need to know” basis and is used for legitimate business purposes only.

The TELUS Privacy Code and related practices set out guidelines for managing customer and team member personal information. Various areas of the company may have additional supporting management practices in place. Refer to your manager for more information.

Case Studies

Problem

I sell TELUS products and services in the business market and, in meeting with a customer in a specific industry, I learn that this customer has plans to aggressively expand their business to another city; however this information is not publicly known. The next day, I meet with a competitor to this previous day’s customer. The competitor indirectly asks several questions about the first customer’s business strategy. I know if I subtly mention the first customer’s business plans, I can sell more TELUS products and services.

Action

My job is to sell TELUS products and services; however, I must not disclose this confidential information to my second customer.

Problem

We recently hired someone who held an executive position with one of our competitors. This person was deeply involved in planning the competitor’s expansion strategy, and has information that would be very valuable to us. Can we ask him to disclose this information?

Action

Absolutely not. The new team member has an obligation to protect his former company’s confidential or proprietary information, just as you would be obliged to protect the confidential or proprietary information of TELUS if you were to leave the company. You must respect the team member’s personal integrity as well as his obligation to his former employer.

Problem

I am a customer service representative for the residential market. A competitor informed me that a customer authorized him to obtain information about the customer’s service record from TELUS. Should I provide the information?

Action

As a general rule, TELUS does not disclose any customer information other than what is listed in published directories: name, address and telephone number. Since only the customer can authorize the release of further information, you should check that the customer did indeed authorize the competitor’s representative to obtain the information. If you do not find written authorization, ask the competitor’s representative to obtain the customer’s consent in writing and send it to TELUS.

Problem

My friend calls me at work in the Call Centre to talk about the TV personality who has just moved to the city.  She asks me to look up his address and phone number since this information is not listed in the public directory.  Should I look this up and provide the information?

Action

Absolutely not.  Unless you have a business reason to look up the information, you should not even access this customer’s account and should certainly not provide the requested information to your friend.

Problem

My next-door neighbour is a good friend of the family of one of my former team members who now works for a different manager.  My neighbour and I are having a casual conversation one day in my back yard, and my neighbour asks me how my team member is doing.  I explain that he no longer works on my team and is away from the office on stress leave.  Should I have discussed my former team member’s status with a close family friend?

Action

No.  It is not appropriate for you to discuss the status of your former team member even though you know your neighbour is a close family friend.  Team members are reminded that, as a general rule, it is inappropriate to disclose personal information of our employees for non-work related purposes.  Of particular concern is sensitive personal information such as health or financial information and information about disciplinary action.  This is contrary to our Privacy Code.

Problem

Today I had a challenging experience with a customer and I could not make them happy.  I have my own blog on our intranet and would like to post my experience so that I can get suggestions from my team members on how to handle similar situations.  Should I post this?

Action

Soliciting feedback from your team members is an excellent idea; however you should act cautiously.  Even though you are posting this internally, you must protect the privacy of your customer.  Review what you intend to post to ensure you are not identifying your customer and if in doubt discuss with your manager before posting.

Integrity

Personal and Corporate Integrity

Individually and collectively, our personal integrity supports the honest use of time, funds and property in ethical dealings with co-workers and others. Business needs must take priority in the allocation of our time at work. Use of company time and property is for business purposes only unless otherwise authorized by management.

We consciously apply high standards of courtesy, professionalism, and honesty in our interactions with customers, shareholders, suppliers, co-workers and the community. We do not support any form of corruption, including extortion and bribery. We are fair in representing others’ products and services and do not improperly seek corporate trade secrets or confidential information belonging to others.  This does not preclude gathering information with the owner’s consent or from the public domain.

We are committed to free competition based upon the merits of our products and services and do not support any agreements or actions that restrict or impede fair competition in contravention of applicable law.  Competition (anti-trust) law is complex, and global in reach, and its application depends on the facts of a particular case. Legal Services can provide specific guidelines on addressing contacts with competitors, obtaining and handling data about competitors, participating in trade and professional associations, and other competition law issues.  In addition, it is often essential to involve legal counsel early in the process of developing new commercial initiatives given the many uncertainties that can arise in the application of this area of law.

Human Rights

We establish and maintain an ethical work place. We treat people fairly and respect human rights. We recognize that there are differences among individuals that go beyond race and gender, and value the contribution our differences bring to the business. We provide team members with the training, tools, and coaching necessary for the job, including the Respectful Workplace Policy to which team members are referred for further information.

Proprietary Rights and Assets of Others

We respect the proprietary rights and assets of others.  These include both tangible properties and intangible assets such as those protected by intellectual property rights.  Intellectual property rights include trademarks, copyrights, patents, industrial designs, confidential information, know how and trade secrets. Examples of assets containing intellectual property rights that we may come across in our work include, but are not limited to, written materials, logos, creative suggestions, pictures, audio and video products and computer software.  We respect licenses and conditions of use that apply to the intellectual property of others. Copyright materials are not copied in whole or in part, or used in violation of any law or agreement with vendors, licensors or any other party. Software license conditions may be included in instruction manuals, in separate documents, or on the disk itself, and breaking the seal on a disk package may constitute acceptance of the stated agreement.

Compliance with Laws

We comply with all applicable laws and regulations wherever we conduct business.  Team members should be familiar with the laws and regulations that relate to their work and to comply with them. It is the responsibility of managers to ensure that members of their team are aware of their responsibilities in this regard and to seek advice from Legal Services, Human Resources, Regulatory Affairs or Taxation if they are unsure, especially for transactions that cross international borders.

International Operations

Many countries have laws that regulate the import and export of goods, services, software and technology for a variety of reasons, including national security and foreign policy. We will comply with all the laws of Canada and those of other countries that may apply, concerning the import and export of goods, services, software and technology.

In countries outside of Canada, customs vary regarding exchanging business courtesies, particularly when dealing with government employees.  We understand that government officials are often prohibited from accepting any gift or entertainment, regardless of value, and that special care needs to be taken in this highly regulated area.  Team members should exercise care to avoid having their actions or the actions of their agents being construed as an attempted bribe or kickback.  Team members considering making payments to government officials outside of Canada must seek advice from TELUS EthicsLine or Legal Services in advance.

Public Safety

When working on customer premises and public thoroughfares, we safeguard the rights and safety of the customer, the public and ourselves as outlined in the Health and Safety Policy.  We are expected to report fit for work; such that our ability to work safely is not impaired by alcohol, drugs, medications or any other substance. Our actions in these instances not only reflect on us as individuals, but on TELUS as a whole.  Team members are referred to the Alcohol and Drug Corporate Policy for further details.

Environment

TELUS is committed to being an environmental leader by meeting or surpassing our regulatory requirements.  We embrace this responsibility to all of our stakeholders by integrating environmental considerations into our business.  We support sustainable development and offer innovative telecommunications solutions that include environmental benefits and we look to minimize waste generation and energy consumption in all of our activities.  Striving for continuous improvement guides our approach.

Detailed information on our commitment to the environment can be found in our Environmental Policy.

Political Activities

As private citizens, we are free to make contributions to causes, candidates or political parties of our choice. Unless expressly approved by TELUS, we will not associate

TELUS with our personal political activities. TELUS will comply with all relevant laws regulating its participation in political affairs.  Any political contributions, whether direct, sponsorship or in-kind, made by TELUS are managed through Government Relations.

Case Studies

Problem

As an installer, I am called to an out of town, visibly neglected acreage in an area where TELUS is the only service provider.  The customer, an elderly woman, tells me several times that she is never very comfortable when the phone does not work.  It is important to her, being out in the country, to have reliable service.  I discover her repair is very minor, consisting of a simple adjustment, and I am hesitant to inform her of the service charge.  I look around her modest home and feel she cannot afford the service charge.

Action

Your compassion is understandable. However, you should inform your customer of the service charge. TELUS is legally required to apply tariff charges to every customer in areas where there is no local service competition and rates are still regulated. Also, you are presuming the elderly woman’s financial status. In fact, she may be very able to pay the service charge. If she says she has a problem paying, you can suggest some of TELUS’ payment options or identify areas of the company where she can get more information.

Problem

My manager frequently makes racist comments about one of my co-workers. This personally offends me but, because my manager is involved, I don’t feel I can speak up. What should I do?

Action

Racist comments are unacceptable. You have a right to express your disapproval of such comments — without fear of reprisal. If you are uncomfortable approaching your manager, you should speak to the Respectful Workplace Office in Human Resources or your manager’s manager.

Problem

TELUS, in partnership with a supplier, is offering Canadian-based team members an on-line discount program on the purchase of books, CD’s, and magazines. We would like to place orders, but do not have a PC at home from which to access the web site. A co-worker suggests we use our work PC’s to place our personal orders. We are very busy at present dealing with a backlog of ADSL service requests. Is this an appropriate use of company equipment and time?

Action

Being a member of the TELUS team has privileges. From time to time, TELUS offers programs and incentives specifically for team members. Personal use of company property such as PC’s is permitted, when approved by a team member’s manager or corporately authorized, to enable team members to take advantage of these opportunities. You may use company PC’s to place your orders since the discount program has been authorized by management.  Team members are reminded that authorized personal use should not interfere with business priorities and should be conducted on personal time.

Problem

We use a contractor to dispose of hazardous materials such as lead.  I know the contractor’s crew chief and I get the feeling that they may not be disposing of the materials correctly, at least not according to the law.  Should I care about this?  After all, it is not my company and they are probably saving us money.

Action

Yes, you should care.  What the contractor is doing may expose the company to liability.  But even if there would be no liability, we still care.  Improper waste disposal is inconsistent with our commitment to reduce the environmental impact of our activities.  Doing things the right way means not looking the other way if you have any reason to think someone we work with is doing something wrong.  Not all substances are equally harmful, but all must be properly disposed of.  And we should never “second guess” the law.  Do the right thing.  Talk with your supervisor, environment department or call the EthicsLine.

Company Assets

Company assets are both physical (people, equipment, real estate, supplies, tools, non-public information, funds) and logical (communication networks, information systems, intellectual property, brand, goodwill, reputation).  We take appropriate care to protect team members and assets against undue risks, exposures and liabilities.

Company Information

As members of team TELUS, we have access to information about our company that belongs to TELUS and is used by the company for its business. Unless specifically published for external use, and public dissemination has occurred, all company records, information, reports, data, plans, processes and methods are considered company information and are prohibited from disclosure without proper authorization. Access should be limited to those team members with a legitimate business reason to seek the information.  Team members are referred to the Corporate Security Policies for further details on the classification and safeguarding of TELUS’ information assets.

Team members, including members who have left the employ of TELUS, must not use or disclose corporate trade secrets, competitive information or other confidential, proprietary information to benefit themselves or others. In situations where we would be willing to share information, Legal Services can draw up a confidentiality agreement or license agreement to protect TELUS.

No team member should knowingly invoke a software program or code that could damage TELUS’ information assets. All team members are responsible for taking reasonable measures to ensure that software and data is clear of malicious code and safe for use in TELUS’ electronic data processing environment. It is also important that you not share your computer access password.

Public Disclosure

TELUS is subject to strict securities rules regarding disclosure of financial and other material information to the public. Selective disclosure of confidential information by any team member can create liabilities for TELUS and for that team member. All discussions about TELUS in a public environment should comply with the TELUS Policy on Corporate Disclosure and Confidentiality of Information, to which team members are referred for further details.

Examples of situations that may lead to inappropriate public disclosure include:

•                  Participating in an investment-related discussion forum, chat room, blog or bulletin board on the Internet.  The team member must not disclose any confidential or material information about TELUS.

•                  Contact with a member of the investment community or the media.  All inquiries from these groups must be referred to those team members authorized to communicate on behalf of TELUS.  For further information, contact Investor Relations or Public & Community Affairs.

•                  Presentations to business, educational, community groups or large internal TELUS audiences.  Team members invited to make such presentations should receive approval from the VP Investor Relations prior to accepting the invitation.

In addition, all such public speeches and presentations must be provided in advance to Investor Relations for review where requested by them.

Business Records

Accurate, reliable records are essential for effective company management to enable us to meet our business, legal and financial obligations. We strive to ensure all reports (whether for external or internal use), records, and other data are factual, fair, complete, timely and understandable. Confidential information should be properly identified and respected as such. To protect the accuracy of our records, only legal and approved software is to be used on TELUS equipment.

Every business needs an orderly process for retaining and disposing of records and documents in order to comply with legal and regulatory requirements.  Team members are referred to the Records Retention Policy for guidance on minimum and maximum retention periods, storage of records, suspension of disposal by reason of a potential or on-going litigation or investigation, and where to obtain further information.

Financial Transactions

It is expected all team members understand their role and responsibility for the company’s financial transactions and records and follow approved procedures to protect, report, control, and accurately reflect these transactions.  Team members are referred to the Signing Authority Policy for further details.

It is a violation to falsify company records or documents (including, for example, contracts, orders, time sheets, adjustments and expense statements) and to misuse company-issued credit cards.

Team members whose duties involve authentication are responsible for the close scrutiny and timely verification of all documents upon which monies are paid out or received.

Property

We display pride of ownership on behalf of the TELUS team as we protect company facilities, equipment, tools, supplies, vehicles, funds, communication networks and information systems against loss, theft, damage, vandalism, neglect, unauthorized use and unauthorized disposal.

Team members are expected to take reasonable measures to safeguard access controls such as passwords, identification cards, keys, cards and hand-held user authentication devices. We are careful not to compromise access security to sites by leaving access doors open and unattended, we do not tamper with the network to bypass billing and we do not make unauthorized charges or credits to customer accounts. Team members are the first line of defense in protecting TELUS assets.

Team members must not make adjustments to their own accounts or services, or to those of family members, friends, co-workers or acquaintances.  Customer facing business units may exercise their discretion to establish procedures for the adjustment of team member accounts.  Team members in Network Operations may only do so if specifically authorized by trouble ticket or customer order.

Intellectual Property

Our intellectual property is a valuable TELUS asset. Intellectual property rights enable TELUS to be known and recognized in the market place and help distinguish our products and services from those of our competitors. Intellectual property rights also protect the valuable intangible assets generated or acquired by the TELUS team. At TELUS, we work together to protect our intellectual property just as we respect the proprietary rights of others as noted above.

Intellectual property rights include trademarks such as our TELUS name and logo, copyrights, patents, industrial designs, confidential information, know how and trade secrets. Examples of materials containing intellectual property rights that we may come across in our work include, but are not limited to, branding, logos, creative suggestions and ideas, pictures, audio and video products, written materials and computer software.  When our team creates intellectual property — individually or as part of a team — this property is owned by TELUS and we work to document the ownership of such intellectual property.

Team members should contact Legal Services for further information about intellectual property matters or the Brand office for information on use of our brand.  Emergis team members are referred to the Emergis Intellectual Property Protection Policy.

Personal Use of Communication Devices

In our future friendly world, communication devices (whether the company’s or our own) are used for both business and personal purposes.  Electronic communication may occur via a wide range of technologies including, but not limited to computers, telephones, personal digital assistants (PDA), webcams, fax machines and Internet connections.   This can take the form of emails, texting, research, photographs, blogs, social networking, peer to peer file transfers and physical exchange of media (e.g. CD’s, USB storage devices and devices such as iPods).  As we communicate in any of these ways, we may identify ourselves as TELUS team members either by naming the company or by our email or IP addresses.

While we permit team members to use TELUS-provided communications devices for personal purposes, such use should be limited, should not interfere with our duties or negatively impact TELUS in any way.  We expect any such personal use to take place before or after the normal working day, or during reasonable permitted breaks from business work subject to local management approval and the needs of the business.

Team members must comply with all TELUS policies when using TELUS-provided communications devices for personal use.  We are responsible for all of our actions while using TELUS-provided communication devices.  TELUS routinely monitors the use of its systems and equipment, including emails, all messaging and Internet access. Abuse may result in disciplinary action.  Team members are referred to the Corporate Security Policies for further details on the acceptable use of company equipment

(including email and Internet use) and to the Social Media Guidelines for more information on blogs, wikis and social networking.

In our personal electronic communications using either TELUS-provided devices or personal devices where we are identified as a TELUS team member, we should:

•                  Remember that these communications provide a permanent record and we may be operating in a public space.

•                  Use common sense when offering our personal opinions to avoid subjecting either TELUS or ourselves to legal action.  To help avoid confusion, add the following notice: “the views expressed on this website/weblog/email are mine alone and do not necessarily reflect the views of my employer”.

•                  Not disclose information that is confidential to TELUS or to any third party that has disclosed information to us.

•                  Show respect towards other persons and organizations and avoid defamatory or discriminatory messages.

•                  Avoid offensive content of any kind, including pornography and materials promoting violence, discrimination or hatred.

•                  Not display the TELUS logo or brand images in personal communications without written permission from a senior manager or the Brand Office.

•                  Not disclose personal information about ourselves that we do not want the public to be aware of, nor disclose personal information about others.

Case Studies

Problem

How do I tell if a document (paper or electronic) is proprietary if it is not marked as such?

Action

You should begin by asking the person who issued the document. If you cannot find the source of the information, consider the nature of the information itself. For example, does the information deal with highly sensitive company strategy, sales and marketing initiatives, or important human resources issues? If you are still uncertain, speak to your manager.

Problem

I am attending an important sales meeting next week and I have to prepare a presentation using slides and fairly complicated charts. My co-worker has the software I need to put the presentation together, and he has offered to lend it to me so I can install the program on my computer. Can I go ahead?

Action

No. The use of software on unlicensed computers is strictly prohibited by law. You must verify and respect the manufacturer’s conditions of license or the agreement under which the software was acquired. By copying your colleague’s software into your computer, you may be breaking the software company’s agreement as well as copyright laws and placing the company at risk of prosecution for copyright infringement. You should speak to your group’s computer administrator to discuss your software needs.

Problem

I am part of a team working on a piece of the quarterly financial results. In the course of my work, I regularly see the draft package of all the results before they are approved for release. One evening, my neighbor asks me, “How is TELUS doing these days?” In this casual conversation, is it acceptable if I answer, “Well, I can tell you one thing; the results are really good this quarter.

Action

No, it is not.  This information is not yet public and therefore it should be regarded as confidential proprietary company information. In addition, if this information is material (i.e. would reasonably be expected to have a significant effect on the value or price of TELUS shares), you may also have engaged in “tipping” in violation of securities law.

Problem

I am traveling on business and have brought my corporate credit card for these business related expenses.  When I am shopping one evening, I spot the perfect gift for my parents’ 40th wedding anniversary.  Without thinking, I pull out my corporate credit card and buy it right away.  When I return to the office, I realize I have made a mistake.  What should I do?

Action

Corporate credit cards are for business use only, and should not be used for personal purchases of any kind.  Intent to repay does not negate the fact that the credit card has been used inappropriately. Since you have misused the credit card you should inform your manager, code your expense statement so that this expense is deducted from your next pay cheque and ensure this does not happen again.  Otherwise, you may face discipline as a result of your actions.

Problem

I would like to search for a new car on the Internet and compare notes with friends on a social networking site.  Is this allowed from my workstation?

Action

Reasonable personal use of your TELUS-provided communication device (e.g. computer, cell phone, PDA) to access the Internet is allowed provided it complies with our policies, is carried out on personal time, does not interfere with your work or negatively impact TELUS in any way.  Remember that business needs must take priority in the allocation of our time at work and that TELUS monitors such traffic and logs of this activity may be used in an investigation of a breach of our policies.

Problem

While surfing the web, I came across a forum where people discuss TELUS products and services.  I saw questions, praise and some criticism of TELUS.  What should I do?

Action

We encourage you not to participate in discussions about TELUS on the Internet. You may open yourself and TELUS to unacceptable risk since you may inadvertently disclose confidential information about TELUS as you defend the company or be viewed as speaking on behalf of TELUS when you have not been authorized to do so.  If you do participate in such discussions in a personal capacity, you may not discuss confidential information about TELUS.

Conflict of Interest

As team members, our first business loyalty must be to TELUS. We must avoid situations or relationships that may be harmful or detrimental to the best interests of the Company and result in a conflict of interest.  A conflict arises whenever we face a choice between what is in our personal interest (financial or otherwise) and the interests of TELUS. We must not only avoid any actual or potential conflict of interest, but also situations where there is an appearance of conflict of interest.  In such circumstances, team members must take action to eliminate the conflict of interest or the perception of conflict of interest.

We must disclose actual or potential conflicts of interest to our manager. Each situation must be considered individually and the potential for conflict of interest determined based on the parties involved, level of access to business information, decision-making authority, job duties / responsibilities, position within the organization, and potential impact on others.

This section is intended as a guide in those areas in which conflicts of interest most often arise. It is not intended to be definitive or all-inclusive, as guidelines cannot cover every situation that could give rise to a conflict of interest.

Relationships

Conflict of interest may occur when a team or family member gains personal benefit from a business relationship with TELUS, or from an outside business with which TELUS has a relationship such as a customer, supplier, contractor, consultant, agent, vendor, channel partner or dealer. This personal benefit may take the form of an ownership interest in or a role as a director, officer or employee of an entity that is engaged in a business relationship with TELUS.

This guideline does not prohibit team members from holding publicly traded shares of an entity with which TELUS has a business relationship or a competitor provided that the team member does not have a significant investment in the entity and does not acquire the shares based on material undisclosed confidential information obtained as a result of employment with TELUS or by being a member of the Board of Directors of a TELUS company.

Team members may not participate in a decision to hire, transfer or promote a family member, or be in a position of direct or indirect position of influence over a family member.  Team members may not supervise a family member nor have direct or indirect authority over employment-related decisions that impact a family member such as pay, performance ratings, work assignments, discipline, training or termination. Team members who have authority over decisions that impact former team members should be cognizant that real or perceived conflicts of interest may continue to arise when they make decisions that affect a family member who is also a former TELUS team member.

Family member is defined as a spouse (including common-law spouse and same sex partner), child, stepchild, parent, sibling, niece, nephew, aunt, uncle, cousin, grandparent, grandchild, in-law (including mother-in-law, father-in-law, son-in-law, daughter-in-law, sister-in-law, brother-in-law) or any person (other than domestic employees) residing in the same household as the TELUS team member.

TELUS Board members must disclose any family or personal relationship with TELUS team members or with TELUS job applicants to the Chair of the Corporate Governance Committee in order that the Committee may determine whether the relationship impacts the Director’s independent status.

Situations may arise where broader familial relationships and other close personal associations cause real or perceived conflicts of interest or the possibility of real or perceived improper influence.  Team members should be sensitive to these concerns and demonstrate good business judgment in the best interest of TELUS and in keeping with the spirit and intent of this policy.  Any uncertainty should be discussed with the appropriate HR business partner.

Team members must not be involved in any negotiations or transactions with customers, suppliers, contractors, consultants, agents, vendors, or outside parties where the team member has a personal, commercial or financial interest in the outcome of the negotiations.

Board Members, Executives and Senior Finance Managers have a duty to disclose whether they have a relationship with the Company’s External Auditor.

Competition

Conflict of interest may occur when a team member or family member gains personal benefit from an outside business in competition with TELUS.

Future Business

Over time, TELUS may expand into new businesses or change its product lines or services. Team members are responsible for re-examining their individual situations on a regular basis to avoid becoming involved in a conflict of interest situation where no such conflict previously existed.

Outside Demands

It is a conflict of interest to have an outside interest that demands so much time and energy that it interferes with the team member’s ability to do TELUS work. This could include any charitable activities that require time and effort during normal working hours, except for situations where the individual is acting in a representative capacity at the request of TELUS with the explicit and written permission of his or her manager.

Information

Team members may not disclose or use for any personal reason, including personal gain, any confidential information (including competitive intelligence) obtained through employment with TELUS or by being a member of the Board of Directors of a TELUS company.

Insider Trading

As detailed in the TELUS Insider Trading Policy and summarized here, team members may not trade in shares or other securities of TELUS or any other company while in possession of undisclosed material information relative to the company whose securities are being traded.  Nor may team members inform or tip any other person, including their immediate family, of any undisclosed material information, other than in the “necessary course of business”. The “necessary course of business” exception is a limited one and exists so as not to unduly interfere with a company’s ordinary business activities.  Please see the TELUS Insider Trading Policy for more information.

Material information in respect of a company is information that could reasonably be expected to have a significant effect on the market price or value of any securities of that company.

Gifts and Benefits

TELUS team members shall not offer or accept, directly or indirectly, gifts, gratuities, rewards, favours or benefits from any organization or person having business dealings with TELUS other than as described below.  These guidelines apply at all times and do not change during traditional gift-giving seasons.

It is not a conflict of interest to accept hospitality or entertainment, provided it is reasonable, and is within the limits of responsible and generally accepted business practices.  However, team members should not accept gifts or receive benefits that are intended to influence, or appear to influence, a particular business decision.  Acceptable benefits in the normal course of business for TELUS employees typically are less than $250 Canadian or the close equivalent in other currencies and include

•                  Transportation to or from the customer’s or supplier’s place of business

•                  Hospitality suites

•                  Attendance at sporting or cultural events

•                  Business lunches or dinners

•                  Small seasonal holiday gifts or prizes to be used in office draws and raffles

Third party-paid seminars or conferences may be appropriate if there is a clear benefit to TELUS for attending and the attendance is approved in advance by the manager.  In order to avoid a real or perceived conflict of interest, team members should consider TELUS funding incremental expenses (e.g. airfare and hotel).

Team members with supplier selection, negotiation, purchasing or contract management roles within TELUS are subject to more stringent professional purchasing requirements regarding gifts and benefits and maintaining appropriate relationships with suppliers and should therefore not accept any gifts or benefits from suppliers or potential suppliers without the explicit and written permission of his or her manager.

Case Studies

Problem

My wife and I have been looking for a way to make some extra money. Our neighbor introduces us to a multi-level marketing firm that distributes hundreds of products at wholesale prices to individuals. The individuals, in turn, sell the items to others at higher-than-wholesale prices. My wife is confident she can sell the products and we would benefit from the extra income. However, as I flip through the company catalogue, I see the company sells products from a TELUS competitor. Our neighbor insists my wife can and should sell everything in the catalogue. When I point out the products in competition with products offered by TELUS, our neighbor tells me that since my wife is not a team TELUS member it is okay for her to give her customers what they want.

Action

Although your wife is selling a competitor’s product, this does not automatically create a conflict of interest position. A conflict of interest will exist if your ability to act in the best interests of TELUS is compromised. You and your wife need to carefully consider whether one or both of you have access to confidential or proprietary information such as, but not limited to, product specifications, marketing plans, or confidential team member, supplier, contractor, or customer information. Obtaining from, or disclosing to, one another such information will create a conflict of interest. Assuming no such situation exists, it is possible that you would not be in a conflict of interest position. If you are in any doubt, you should disclose and discuss the situation with your manager.

Problem

I work in a senior marketing position at TELUS and operate my own business after hours. Though I use my marketing skills, the business in no way competes with TELUS business. I started small - out of my basement. But my business is gradually generating more and more revenue. I am considering hiring a part-time manager, as I am not ready to leave my full-time employment. Once my own business can pay me as much as my salary does, I will devote my full attention to it. I have the best of both worlds - a salary and a blossoming business for future security.  Is this a conflict of interest?

Action

No. If, however, TELUS decides in the future to enter the same line of business that your company is in, you will be in a conflict of interest position, even though you were in that business first.  You must then decide which of your two interests, your own company or your employer’s, will receive your full attention. Since TELUS is not currently in the same line of business as your company, you are operating ethically, as long as it remains an after-hours pursuit.

Problem

I recently married someone who runs their own business: they own a local franchise selling a competitor’s cellular phone service. We have agreed not to talk about our business days. Instead our private conversations are filled with hopes and dreams for our future, discussion of hobbies and mutual family events. One day, my manager advises me that I could be in a conflict of interest position.  What should I do?

Action

You are in a situation that may leave the impression of a conflict of interest. Even though you and your new spouse have decided not to talk about your business lives, people outside the marriage—including your employer—may perceive you are in a conflict of interest position. You should discuss your situation with your manager and identify the extent to which your access to TELUS’ information could benefit your spouse’s company and develop alternatives to avoid any appearance of a conflict of interest.

Problem

I install telecommunications inside wiring for small and medium-sized business customers. With the growth of the Internet and other communications services, demand for my expertise is booming. Can I take advantage of this opportunity and start up an installation business on my own time?

Action

No. You cannot engage in any outside activity that might take business away from TELUS or any of its subsidiaries. Furthermore, as a team member, you are expected to contribute your energy and ideas to your job at TELUS. To avoid a conflict of interest, or even the appearance of such a conflict, you should discuss your planned outside business activities with your manager.

Problem

My spouse has just become an executive sales manager for a company that services the computers in my department. Do I need to tell anyone about this?

Action

Yes. One of your spouse’s competitors or a fellow TELUS team member could claim that your spouse gets TELUS’ business because you are a TELUS team member. You should notify your manager and make sure you are not involved in any decisions regarding your spouse’s company.

Problem

I am a contract administrator with TELUS and love the mountains. I have mentioned my fondness for mountain parks a few times in general conversations with a particular company supplier.  While seeking bids for a major order, I receive a phone call from that supplier. He offers me and my family free use of his luxury vacation condominium. He says he is not using it and says it would be a shame to have it sit empty when he knows how much I enjoy the mountains.

Action

The supplier has made a generous offer.  Too generous. Your use of the condominium appears offered in exchange for future special treatment from you in your position with TELUS. You should decline the offer.

Problem

While at lunch, I overheard a conversation between two other TELUS team members regarding company plans to make a minority investment in a business that develops communications software. Can I buy shares in the software company or suggest to my spouse that she do so?

Action

No. Although you found out about TELUS’ planned investment by accident, you are prohibited from buying shares by virtue of the fact that you are a member of the TELUS team. Your spouse is also prohibited, because she obtained information about the proposed investment from you, a TELUS team member. However, you and your spouse will be able to buy shares when TELUS’ investment in the software company becomes publicly disclosed.

Problem

As a network engineer with TELUS, I have significant influence over the selection of the company’s suppliers.  I have known the owner of one of TELUS’ suppliers since we were kids and have always maintained a close personal relationship.  I have no personal, commercial or financial interest in the supplier.  Is there still an appearance of conflict?

Action

Yes.  Although you may not have a personal, commercial or financial interest in the outcome of the business relationship with this person, there may still be an appearance of bias or preferential treatment towards their company.  You must take action to eliminate the perception of conflict of interest.  Examples of such actions include removing your involvement from the selection of the company’s preferred suppliers or having a second person (a superior or a peer) co-approve the supplier selection decision.

Problem

I am a customer service manager with TELUS and my nephew is seeking employment as an engineer with TELUS. Am I able to recommend him for employment?

Action

To avoid a conflict of interest, you should have no involvement in the selection decision.  However, you may provide a written personal reference to the appropriate HR recruitment manager.

Problem

One of my vendors offered to send me to a conference at no cost to TELUS.  Can I accept the invitation?

Action

Not without considering if there is a real or perceived conflict of interest and obtaining the approval of your manager.   One way to avoid this conflict is for TELUS to fund the incremental costs associated with your attendance at the conference (e.g. travel and hotel).

Problem

As a senior member of team TELUS, I have been asked to approve the expansion of high speed service to a rural area where my family has recreation property. Should I be concerned about a possible conflict of interest?

Action

Yes. Although you are approving the expansion of service in the interests of TELUS and its rural customers, the fact that your family will also benefit could lead to perceptions of a conflict of interest. In order to eliminate this perception, you should inform your manager of the relationship.  Actions that could be taken to eliminate this perception include removing your involvement from the approval process or have a second person (a superior or peer) co-approve the expansion decision.

Dealing with Suppliers, Contractors, Consultants and Agents

We value our relationship with suppliers, contractors, consultants and agents and those acting on behalf of TELUS because they contribute to our overall success.  We strive to ensure our business dealings with them are ethical and that they understand our expectations of them for compliance with applicable TELUS policies.

Selecting Suppliers, Contractors, Consultants and Agents

•                  We strive to award business to suppliers, contractors, consultants and agents who are in compliance with applicable laws and regulations in their business relationships, including those with their employees, their communities and TELUS.

•                  We strive to select our suppliers, contractors, consultants and agents based upon objective and fair criteria including but not necessarily limited to business need, price, service, quality, reputation for ethical conduct and health, safety and environmental business considerations.

Adherence to applicable TELUS policies

•                  We expect the suppliers, contractors, consultants and agents with whom we do business to demonstrate similar values and standards as the applicable TELUS policies.

•                  We strive to ensure that our suppliers, contractors, consultants and agents are made aware of applicable TELUS policies specific to the work for which they are being engaged.

Case Study

Problem

Our team was tasked to construct a specialized telephone network for a customer in a very restricted timeline. We chose a locally reputable contractor that was not on TELUS’ preferred list of contractors because none of these contractors had the resources or skills to complete this project by the deadline. In our contractor selection we ensured it was not done at the expense of objective fair criteria such as quality service and price. What else should we do?

Action

We should also ensure our contractor is made aware of applicable TELUS policies specific to the work for which they are being engaged.